SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1 )1

                             First Commonwealth Inc.
                                 --------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          ---------------------------
                         (Title of Class of Securities)

                                   319983 10 2
                                 --------------
                                 (CUSIP Number)

                                 Jay Weil, Esq.
                      Wolf, Block, Schorr & Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 6 Pages)

--------
1     The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marathon Capital Partners, L.P.  95-4556148

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     327,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     327,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marathon Capital Management Group, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     327,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     327,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14   TYPE OF REPORTING PERSON*

     OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter Gardiner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     327,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     327,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement on Schedule 13D dated January 30, 1998 filed by Marathon Partners, L.P. ("Partners"), Marathon Capital Management Group, LLC ("Group"), and Peter Gardiner ("Gardiner" and together with Partners and Group, The "Reporting Persons") is amended as follows:

Item 3 is amended to read in its entirety as follows:

"Item 3.      Source and Amount of Funds or Other Consideration.

     During the period from November 20, 1997 to January 26, 1998, Partners purchased an aggregate of 287,300 shares of Common Stock for cash obtained from its working capital. On March 31, 1998 Partners purchased an aggregate of 40,000 shares of Common Stock for cash obtained from its working capital."



Item 5 is amended to read in its entirety as follows:

"Item 5.      Interest in Securities of the Issuer.

     (a) As of March 31, 1998 each of the Reporting Persons beneficially owns 327,300 shares of the Company's Common Stock which represents approximately 9.0% of the Company's outstanding common stock.

     (b) The Reporting Persons share with each other voting and investment power with respect to the 327,300 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the sixty days prior to the date of filing of Amendment No. 1 to this Statement on Schedule 13D by any of the Reporting Persons, except that Partners made the following described purchases of Common Stock during such period, all of which were made in open market transactions.

                                                     Aggregate
                           Number of                 Purchase Price
                           Shares                    (Including
   Date                    Purchased                 Commissions)
   ----                    ---------                 ------------
   03/31/98                 30,000                  $     446,250
   03/31/98                 10,000                  $     151,550



   (d) Not applicable.

   (e) Not applicable."

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: April 1, 1998



                                        MARATHON CAPITAL PARTNERS, L.P.

                                        By:  Marathon Capital Management
                                               Group, LLC


                                        By: /s/ Peter Gardiner
                                            ------------------------------
                                            Peter Gardiner
                                            Managing Member


                                        MARATHON CAPITAL MANAGEMENT
                                           GROUP, LLC


                                        By: /s/ Peter Gardiner
                                            ------------------------------
                                            Peter Gardiner
                                            Managing Member


                                            /s/ Peter Gardiner
                                            ------------------------------
                                            Peter Gardiner